SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02020584

PE
3/31/02

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 2002

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ______________________

Name : John Damien Hatton
Title : Company Secretary
Date : 14 March 2002

asxforeign

ANNEXURE TO FORM 6-K

I enclose copies of the following document:

- Commonwealth Bank of Australia
  – Interim Dividend Payment 28 March 2002; and
- Commonwealth Bank PERLS - Quarterly Dividend.

ASX ANNOUNCEMENT

COMMONWEALTH BANK OF AUSTRALIA COMMONWEALTH BANK PERLS – QUARTERLY DIVIDEND

Sydney, 11 March 2002: The Commonwealth Bank today announced a fully franked Commonwealth Bank PERLS dividend of $2.2866 per security to be paid on 8 April 2002. The dividend payment is in accordance with Clause 2 of the terms and conditions set out in the prospectus dated 26 February 2001.

The record date for the dividend is 20 March 2002 with the ex-dividend date being 14 March 2002.

For further information, please contact:

Carolyn Kerr
Head of Investor Relations

(02) 9378 5130

Commonwealth Bank
Commonwealth Bank of Australia
ABN 48 123 123 124

GPO Box 2719
Sydney
NSW 2001

Telephone: (02) 9378 3546
Facsimile: (02) 9378 3317

J D Hatton
Secretary

The Manager
Company Announcements Platform
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

12 March 2002

Dear Sir

Commonwealth Bank of Australia
Interim Dividend Payment – 28 March 2002

On 28 March 2002, Commonwealth Bank of Australia will be paying its interim dividend for the year ended 30 June 2002 of 68 cents per share, amounting to $852 million.

This dividend will be a fully franked dividend with the imputed credit being at the rate of 30%.

The dividend will be paid to all Commonwealth Bank shareholders who were recorded on the register as at the record date of 22 February 2002.

Shares issued under the Dividend Reinvestment Plan will be issued at a price of $31.96.

Yours faithfully

J D Hatton
Company Secretary